SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                   Navigant International Inc.
            -----------------------------------------
                        (Name of Issuer)


                  Common Stock, $.001 par value
            -----------------------------------------
                 (Title of Class of Securities)


                            63935R108
            -----------------------------------------
                         (CUSIP Number)


                        December 31, 1999
            -----------------------------------------
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 CUSIP No. 63935R108


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Management, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER

          0 Shares

     6    SHARED VOTING POWER

          312,524 Shares


     7    SOLE DISPOSITIVE POWER

          0 Shares


     8    SHARED DISPOSITIVE POWER

          312,524 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     512,824 Shares


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.1%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO/IA

                                 CUSIP No. 63935R108


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Master Fund, Ltd.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER

          0 Shares

     6    SHARED VOTING POWER

          312,524 Shares


     7    SOLE DISPOSITIVE POWER

          0 Shares


     8    SHARED DISPOSITIVE POWER

          312,524 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     512,824 Shares


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.1%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

                                 CUSIP No. 63935R108


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     ZAM Arbitrage, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER

          200,300 Shares

     6    SHARED VOTING POWER

          0 Shares


     7    SOLE DISPOSITIVE POWER

          200,300 Shares


     8    SHARED DISPOSITIVE POWER

          0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     512,824 Shares


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.1%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

     This Amendment No. 1 to Schedule 13G amends a Schedule 13G, dated April 14, 1999, with respect to the Common Stock, par value $.001 per share (the "Shares"), of Navigant International Inc., a Delaware corporation (the "Company"), beneficially owned by OZ Management, L.L.C. ("OZ Management"), OZ Master Fund, Ltd. ("OZ Master Fund") and ZAM Arbitrage, L.P. ("ZAM Arbitrage") as follows below. This Amendment is filed to amend Items 4 and 5, as of December 31, 1999, contained in the Schedule 13G as most recently amended.


     Items 1. - 3. No amendment.

     Item 4.  Ownership.

     See cover page for each Reporting Person, indicating shared voting and dispositive authority for the aggregate number of Shares reported by all Reporting Persons, on the basis that, for purposes of this Statement, each Reporting Person is a member of a "group".

     OZ Master Fund is the record owner of 312,524 Shares. OZ Management serves as principal investment manager to OZ Master Fund and as such, has shared voting and dispositive authority over the Shares owned of record by OZ Master Fund. ZAM Arbitrage is the record owner of 200,300 Shares. Although not identified as a Reporting Person herein, Mr. Daniel S. Och is the managing member of OZ Management, and the managing member of OZ Advisors, L.L.C., the general partner of ZAM Arbitrage, and may be deemed to control indirectly the Shares reported hereby.

     Item 5.  Ownership of 5 Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following:      [X]

     Items 6. - 9. No amendment.

     Item 10. Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 2000.


OZ MANAGEMENT, L.L.C.


By:  /s/ Daniel S. Och
--------------------------------
Name:   Daniel S. Och
Title:  Managing Member



OZ MASTER FUND, LTD.
By:  OZ MANAGEMENT, L.L.C.
     as Investment Manager


By:  /s/ Daniel S. Och
----------------------------------
Name:  Daniel S. Och
Title:  Managing Member



ZAM ARBITRAGE, L.P.
By:  OZ ADVISORS, L.L.C.
     as General Partner


By:  /s/ Daniel S. Och
-----------------------------------
Name:    Daniel S. Och
Title:   Managing Member